NYIAX, INC.

900 Easton Ave. STE 26-1088

Somerset NJ 08873-1760

(917) 444-9259

February 14, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Re:	NYIAX, Inc. /Request to Withdraw on Form RW Registration Statements on Form S-1

Ladies and Gentlemen:

On June 1, 2022, NYIAX, Inc., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement, File No. 333-265357 on Form S-1 (the “Registration Statement”). The Registration Statement was declared effective by the Commission on February 14, 2023.

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Company hereby requests the withdrawal, effective immediately, of the Registration Statement. The Company confirms that no securities have been issued or sold pursuant to the primary or resale prospectuses set forth in the Registration Statement.

The rationale for the withdrawal of the Registration Statement is that the Company attempted to go public and list its shares of common stock on NASDAQ Capital Market over the last two years. However, the Company, in both instances, was unable to proceed with the offering due to market conditions and determined to wait until the timing was suitable. The Company has now determined that it does not plan to proceed with the offering. Accordingly, it requests that the Registration Statement be withdrawn.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Joel D. Mayersohn, of Dickinson Wright PLLC, at (954) 991-5426.

Very truly yours,

NYIAX, Inc.

By:	/s/ Teresa Gallo
Teresa Gallo, Chief Executive Officer